COMALA

OFFERING MEMORANDUM

facilitated by



Comala LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Comala LLC
State of Organization	NY
Date of Formation	12/03/2019
Entity Type	Limited Liability Company
Street Address	328 Decatur St, Brooklyn NY, 11233
Website Address	KWWSV://ZZZ.LQVWDJUDP.FRP/FRPDODEN/

(B) Directors and Officers of the Company

Key Person	Carlos Andrés Rengifo Valencia
Position with the Company Title First Year	 Manager & Co-Founder 2019
Other business experience (last three years)	**Restaurant Experience** • (**Server/Bartender - Pilar Cuban Eatery-** Jan *2020- March 2020*) Served latin inspired cocktails, wine, beer, and a selection of imported rums in a timely manner • Assisted customers about menu selections and made recommendations when requested. • Responsible for closing and opening the bar, doing inventory.

- (**Bar Manager** - **Brooklyn Winery,** *Sep 2018-April 2019*) Along with the Sales Team, I coordinate strategies for private events that range from weddings to wine tours, cocktail parties and dinners for corporate and private clients such as Barclays and Google.
- Successfully managed 2018 New Year's Eve private party that hosted over 275 guests, running a successful one of a kind one-night experience.
- Provided restaurant guests with friendly and professional service, excellent food quality and consistency of execution in an attractive, well-maintained environment.
- Orchestrated social functions including corporate parties, weddings and formal engagements.

- **(Bar Manager - Randolph Beer May** *2018- Sep 2018*) Successfully managed corporate private events such as company outings and parties for clients like Etsy and WeWork.
- Responsible for employees performance reviews, bar inventory, updating the extensive craft beer list on Pour My Beer and Untappd.
- Managed the 2018 World Cup event for groups of 300 + during the summer.
- Responsible for FOH and BOH totalling 20 employees.

- (**Server/Bartender - Atla-** *May 2017-Dec 2017*) Served innovative cocktails, wine, beer, mezcal and espresso drinks in a timely manner
- Assisted customers about menu selections and made recommendations when requested.
- Responsible for closing and opening the bar, doing inventory.

- (**Bombay Talkie - Co-Founder/General Manager**- *Dec 2005-Dec 2013*) Provided excellent customer service in a high pressure environment .
- Responsible for closing and opening the bar, doing inventory and arranging bar backs schedules.
- Created excellent and long lasting relationships with neighborhood clientele for the continued success of the business.
- Trained new waiters on guests service expectations, safety procedures, proper food handling, and restaurant protocols.
- Developed relationships and strategic partnerships with marketing agency and local businesses that significantly increased seasonal sales by 35%.
- Project managed a team of interior, lighting, graphic, web developers and construction team on trendy downtown eatery.
- Commissioned original one-of-a-kind artwork for interior of restaurant from premier graphic artist and commissioned unique sound design.
- Conceptualized the design, photography and artwork for the restaurant's website.
- Art directed in the design, photography and artwork for website, menu layout, and investors visual presentations.
- Curated monthly cooking, wine, and spirits tastings to promote the innovative food and beverage program.
- Curated special and unique events for local art galleries and art foundations.

Freelance UX/UI Designer

- (*Food Space App, Sep 2019- Jan 2020*) Completed 4 redesigns of existing app to improve navigation, enhance visuals and strengthen search engine capabilities.
- Collected, defined and translated user

4

	requirements into project designs and implementation plans.
	• Created design iteration concepts to strengthen company brand and identity using Sketch, Invision, Illustrator and Photoshop.
	• (***Cap Finite Oct 2018-Jan 2019***) Created sketches, wireframes and mockups to communicate user flow and interactions to engineer.
	• Ideated, produced and presented weekly project deliverables such as user flows, wireframes, and concept designs to demonstrate new features and visual elements.
	• Designed and Iterated wireframes and prototype based in feedback from stakeholders.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Sofía Cerda	90%

(D) The Company's Business and Business Plan

About Comala

Comala is seeking investment to open the first authentic Mexican specialty grocery store and take-out spot in the historic district of Bed-Stuy, Brooklyn.
A Mexican specialty grocery store and take-out spot: Mexican cuisine is defined by UNESCO as one of the delicious in the world. With just a few great ingredients (beans, corn, cheese, salsa.) a dish can become incredibly flavourful - something worth eating for the rest of your life. There is nothing like a quesadilla made with a hand-made tortilla and fresh salsa. Delicate, fresh, delicious.

This is our philosophy: to bring the simplicity of everyday Mexican cuisine and ingredients to an international neighborhood.

At Comala, consumers will be able to buy fresh Mexican heirloom corn tortillas, salsas, mole and artisanal cheese, among some pantry items, and also get prepared food to-go. Our menu will include a variety of cherished *guisados* (stews), tortas, tacos, and *aguas frescas* (water made with natural fruit) that will transport people to the food stands of Mexico City. Nothing fussy, just love and premium-quality ingredients. Comfort food *de la buena*. People will also have the opportunity to purchase meal-kits to make dishes such as chilaquiles or tostadas at home by following simple steps.

Additionally, Comala will also offer coffee to-go, sourced from our family's farm in Colombia's Eje Cafetero, an area that produces the best coffee in the world. Bags will also be available for purchase so people can make coffee at home.

In the midst of this pandemic, we have chosen to look forward. Now that people are less likely to go out to restaurants or travel, we are determined to bring intrinsic aspects of Mexican and Colombian culture to people's homes.

Comala will be open to the public from Mon-Sun from 7am- 5pm.

VALUE PROPOSITION

WHY IS COMALA A GOOD IDEA?

Problem

- Although the popularity of Mexican cuisine has rapidly grown worldwide thanks to award winning restaurants such as Pujol, Cosme, Claro (in New York) it's difficult to find affordable Mexican food made with high-quality ingredients.

- The coffee offered in all the food establishments in the area are the same brands. We'll aim to provide independent family run Colombian coffee.

- In the historic Bed-Stuy area there are only two Mexican fast-food restaurants, while both offer a variety of Mexican dishes neither of them offer organic produce or authentic cuisine. In terms of specialty grocery stores, there is only one in the area. Meaning Comala would be an entirely new concept.

- The majority of coffee shops and restaurants in the area provide limited food options: pastries, bagels, and sandwiches. Comala would bring Mexican street-food to the neighborhood, offering a delicious yet affordable option.

- It is very difficult to find /source quality corn tortillas in Brooklyn. Aside from Whole Foods and very few specialty stores, the only available business is located in Queens at a distance of 11.6 miles (1 hour and 17 minutes via public transportation.) Therefore, most people are accustomed to purchase low-quality tortillas from local supermarkets, which does no justice to what Mexican food should taste like.

Need: a Mexican specialty grocery store and take-out spot that offers products and dishes that cannot be found anywhere else around the area. Items such as 100% heirloom corn tortillas are a rare delicacy that can make an integral part of a person's diet due to their nutritional properties (also, they're gluten-free!)

Product/Service: The best of two worlds: Mexican food and Colombian coffee that can be enjoyed from the comfort of your own home.

Feature: Aside from tortillas, mole, sauces and Colombian coffee, visitors will be able to get a home-cooked meal to-go or delivered. Items such as cochinita pibil (achiote-braised pork); quesadillas de hongos (mushroom quesadillas); and tacos dorados (fried chicken tacos) are highly praised yet difficult to find in Brooklyn.

CUSTOMER RELATIONSHIPS

- Physical location open daily from 7am to 5pm
- Media presence
- Social media on instagram @comalabk
- Email comalabk@gmail.com
- Phone number 917.370.8902
- Word of mouth
- Keep loyal customers happy
- Phone number 917.370.8902
- Participate in raffles to win a trip to visit our coffee farm in Colombia.
- Loyalty programs for returning customers.

CUSTOMER SEGMENTS

Business 2 Consumers (B2C): Direct sales to consumers looking for quality Mexican food and coffee.

- Due to the Covid-19 lockout, more people are forced to stay home and will be looking for affordable yet delicious take-out options.
- People who enjoy cooking and trying new flavors and dishes will be able to purchase ingredients that are usually hard to find anywhere else.
- Meal-kits for people who don't have the time to cook yet want their food to be fresh

- People who love coffee: drinking it, making it, and learning about it. We will be bringing unique, family-sourced coffee beans.

KEY RESOURCES

- Focus on customer over the counter service (take-out), delivery (grubhub, seamless) as well as increase revenue through online sales.
- Serve the local community and work with organic farm producers for fresh products.
- A range of authentic seasonal Mexican food offerings at affordable prices.
- Brand: featuring fresh handmade tortillas from 100% Mexican heirloom corn, single-origin Colombian coffee directly sourced from my family's farm in Colombia.

COST STRUCTURE

- Cost of Sales: food inventory, coffee products, fresh tortillas, salsas, mole, artisanal cheese
- Controllable Expenses: first cost of inventory, salaries and wages, operating expenses, workers compensation marketing, energy, and utility repairs, administrative
- Occupancy cost
- Income, benefits, interest, depreciation, sales taxes
- Net income, annual net cash flow, net margin

KEY ACTIVITIES

- Problem and Services: New residents are attracted to the neighborhood's brownstones, relatively low housing costs and close proximity to Manhattan. Before Covid-19, there was an increase in restaurants, cafés, bars, retail shops and live entertainment, making Bedford-Stuyvesant a popular place to live and work. * Now we find that this hole can be fulfilled by offering a high-quality take-out spot and specialty grocery store.

  * Source: Office of the New York State Comptroller, Sep 2017 report

- Location: We are negotiating a commercial space on the corner of Decatur St and Lewis Ave. (see images)
  This is a prime location with heavy foot traffic during both day and night. There is a bus stop on the opposite corner, citi bike docking station across the street and it's 5 minutes away from the nearest subway station.

It is located in the opposite corner of Peaches, a Brooklyn favorite with five different locations; two blocks away from the popular Italian restaurant Saraghina, Saraghina Bakery, and Bar Lunático.

- Fresh Handmade Tortillas: Comala will offer fresh, handmade 100% Mexican heirloom corn tortillas that are yet unavailable in the area.
- Delivery: Using 3rd party platforms (Caviar, Ubereats, Seamless) we aim to reach a wider demographic besides Bed-Stuy by having a larger delivery coverage area.

KEY PARTNERS

- Score NYC
- Mainvest
- New York Small Business Development Center

OPPORTUNITIES

- **Lack of quality Mexican food/produce:** The restaurants and cafés that can be considered direct competition don't offer Mexican food or lack the understanding of what real Mexican food is. Through Comala, we aim to educate people into a simple, cheap and delicious way of eating.

- **Mexicanism:** The popularity of Mexican cuisine has rapidly grown worldwide thanks to award-winning restaurants such as Pujol, Cosme, Atla, Claro (in New York), and Noma Tulum.

- **Authentic Handmade Tortillas:** The quality of corn tortillas in New York is usually very poor and difficult to find. Therefore, it will give us the opportunity to bring high-quality tortillas to the Bed-Stuy and the neighborhoods around.

- **Independent Colombian coffee:** We'll provide our own independent family-run Colombian coffee, this is something new to the coffee places in the area that tend to always provide the same brands.

MARKETING POSITIONING

Through lively colors, elegant typography, natural light and lots of plants, Comala will stand out as a welcoming space. Our down-to-earth message will be communicated through the look and feel of the shop, menu, music, lighting, uniforms, and packaging.

- Budget: Prices will be competitive with other casual restaurants/coffee shops in the area, yet cheaper to other high-end Mexican restaurants.
- Art & Design: We will work with Mexican designers to showcase their work online and at the store. Our logo and identity was created by Oslo-based Mexican designer, Lucía Cantú.

- Social: Will we partner with influencers to advertise the brand with all their followers.

THE OPPORTUNITY

- As reported in the [New York Times](#), there is an uncertainty posed by COVID-19 as to when the economy and the city will go back to some sort of normalcy. Therefore, more and more people will continue to work from home. As such, Comala will benefit from this by providing quality Mexican products, gourmet prepared foods, and fresh coffee.
- By investing in Comala, you will be part of a thriving business that will work towards promoting Mexican products, as well as serving homemade recipes. It will allow people to familiarize and integrate crucial aspects of Mexican cuisine to their everyday meals
- Proven Demand - we've already identified a loyal customer base in Bed Stuy through our pop-up events prior to the lockdown. Additionally, we have done catering events for [Mendes Wood Gallery](#) in Manhattan.
- Competitive Advantage - We will be the only Mexican specialty store in the area where customers can get fresh artisanal handmade tortillas, prepared foods from our family recipe book, as well as independent Colombian coffee only available at Comala.
- Experienced Founders - Andrés Valencia has over 10 years of experience in the hospitality industry. Prior to Comala, he co-founded and managed [Bombay Talkie](#), (2005-2013) a successful restaurant in Chelsea, NY that received multiple accolades. Additionally, he has managed popular bars and restaurants in New York including Felice Pasta Bar, The Brooklyn Winery, and Randolph Beer.

OUR STORY

Our idea to open Comala started when we moved to Bed-Stuy and fell in love with it for its sense of culture and community. The small businesses in our area were a perfect example of it, as they stood out for their sense of uniqueness: a Haitian pastry shop; an Italian restaurant and bakery that looks like a farm; a historic mansion turned into the first Black-owned luxury bed and breakfast; a live music bar that showcases music from gypsy jazz to neo-funk. Neighborhood gems impossible to replicate.

However, when it came to our own home cravings we were never fully fulfilled, as the only two Mexican restaurants around the area lacked the quality and authenticity of what Sofía grew up eating. Thus, we began cooking at home sourcing our ingredients from local supermarkets in Queens and bringing produce back from Mexico and Colombia after every trip. This became a ritual, something to look forward to every weekend: we put on music, opened a bottle of mezcal, made

Colombian coffee and had people over, in an attempt to share with them a little bit of our homes.

Our friends and families praised us not only for the food, but also for the experience, as we were bringing Mexico to them without having to travel. This had an effect on both the Mexicans and Colombians who felt homesick and the internationals who were trying something new. Either way, it was always a cozy and heart-warming experience. Something we knew that should be taken to a broader audience.

This is how we came up with Comala, and while we were planning this project we also developed pop-up events and caterings, including the Mendes Wood gallery in Manhattan, this showed us how people were not only open to Mexican flavors but were also drawn to them because "they tasted like home."

In a neighborhood where businesses celebrate uniqueness and identities, we are sure that Comala will fit in like a missing piece. Through this grocery shop and take-out spot, we aim to bring food rituals of our everyday life to anyone who wants to adapt them, for we know that good tortillas are life-changing and more people should be able to access them.

Like the great small businesses that surround our area, we too believe that Comala has every potential to also be a Brooklyn gem.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	August 12, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$45,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
kitchen equipment	$6,926	$6,922
construction	$8,500	$10,636
coffee equipment	$12,840	$15,175
plateware, glassware,	$8,000	$2,778
POS	$1,147	$1,356
Kitchen Misc.	$187	$0
Working Capital	$0	$5,433
Mainvest Compensation	$2,400	$2,700
TOTAL	$40,000	$45,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.8 - 4.3%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	.58%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.8% and a maximum rate of 4.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	3.8%
$41,250	3.9%
$42,500	4.0%
$43,750	4.2%
$45,000	4.3%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Sofía Cerda	90%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Comala 's fundraising. However, Comala may require additional funds from alternate sources at a later date.

No operating history

Comala is pre-revenue. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Comala, LLC Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$320,766	$334,448	$353,957	$367,893	$389,353
Cost of goods sold	$116,118	$121,070	$128,133	$133,177	$140,946
Gross profit	$204,648	$213,378	$225,824	$234,716	$248,407
OpEx					
Payroll	$82,007	$91,902	$94,659	$98,979	$103,437
Rent	$30,525	$32,878	$34,585	$36,163	$36,915
Utilities	$1,832	$1,854	$1,886	$1,973	$2,380
Other Admin Expenses	$27,741	$28,574	$29,431	$30,774	$32,160
Marketing	$0	$0	$0	$0	$0
Total	$142,105	$155,208	$160,561	$167,889	$174,892
Operating Profit	$62,543	$58,170	$65,263	$66,827	$73,515

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI,1V